Contact

www.linkedin.com/in/
jeremykim2020 (LinkedIn)

Top Skills

Microsoft Office
Microsoft Excel
PowerPoint

Jeremy K.

CEO / co-founder @ 하드Nectar Hard Seltzer (We are raising, DM me if interested)

Los Angeles, California, United States

Experience

Nectar Hard Seltzer

Co-Founder / CEO
December 2020 - Present (3 years 2 months)
Los Angeles, California, United States

www.nectarhardseltzer.com
We're an aspiring k-pop group that sells Asian-flavored sparkling alcohol juice to fund our dreams.

Watch us build in public: https://www.tiktok.com/t/ZTRF2EGxB/

Watch our award-winning* podcast:
https://www.tiktok.com/t/ZTRFjL8QW/

(*according to our mothers)

The Nations

Director of Business Strategy & Project Development
September 2018 - October 2020 (2 years 2 months)
Greater Los Angeles Area

Lowly

General Project Manager
September 2018 - October 2020 (2 years 2 months)
Greater Los Angeles Area

TH3RD BRAIN

3 years 8 months

Artist Manager

January 2016 - November 2018 (2 years 11 months)
Greater Los Angeles Area

I work a hybrid role of project manager, digital adviser/marketer, operations, and seeking new business opportunities for the company.

Our roster includes ZHU, Krewella, Gallant, Nombe, Emmit Fenn, Thutmose, and more.

Intern Assistant
April 2015 - December 2015 (9 months)
TH3RD BRAIN Secret HQ

I handled all secretarial duties and assisted in project managing the careers of three international touring artists and my direct superior (the general manager of the company).

——————

Education

UC Santa Barbara
BA , Anthropology · (2012 - 2014)